SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 April, 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Blocklisting Interim Review - 13 April 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 April, 2006                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                                      BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 13 April 2006

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Name of applicant:                                           Cambridge Antibody Technology Group plc
------------------------------------------------------------ ----------------------------------------------------------
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Name of scheme:                                              Share Incentive Plan (formerly All Employee Share
                                                             Ownership Plan)
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--------------------------------------------- -------------- --------------------- --------- --------------------------

Period of return:                             From:          1 October 2005        To:       31 March 2006
--------------------------------------------- -------------- --------------------- --------- --------------------------
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Balance under scheme from previous return:                   181,902
------------------------------------------------------------ ----------------------------------------------------------
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The amount by which the block scheme has been increased,     100,000
if the scheme has been increased since the date of the
last return:
------------------------------------------------------------ ----------------------------------------------------------
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Number of securities issued/allotted under scheme during     115,095
period:
------------------------------------------------------------ ----------------------------------------------------------
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Balance under scheme not yet issued/allotted at end of       166,807
period
------------------------------------------------------------ ----------------------------------------------------------
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Number and class of securities originally listed and the     22,136,251 ordinary 10 pence shares
date of admission

                                                             25 March 1997
------------------------------------------------------------ ----------------------------------------------------------
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Total number of securities in issue at the end of the        53,100,133
period
------------------------------------------------------------ ----------------------------------------------------------

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Name of contact:                                             Justin Hoskins
------------------------------------------------------------ ----------------------------------------------------------
------------------------------------------------------------ ----------------------------------------------------------

Address of contact:                                          Milstein Building, Granta Park, Cambridge CB1 6GH
------------------------------------------------------------ ----------------------------------------------------------
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Telephone number of contact:                                 01223 471 471
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SIGNED BY   Justin Hoskins, Company Secretary
            Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

            Cambridge Antibody Technology Group plc
            Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END